Exhibit 99.1

D. MEDICAL INDUSTRIES LTD.
 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel
+972(3)611-4514

Notice of Extraordinary General Meeting of Shareholders

January 11, 2011

To the shareholders of D. Medical Industries Ltd.:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of D. Medical Industries Ltd. (the “Company”) to be held at the Company's offices at 3 HaSadna St., Tirat Carmel, Israel on February 16, 2011 at 12:30 p.m. local time.

At the Extraordinary General Meeting of Shareholders (the "Meeting"), holders of the Company's ordinary shares will be asked to approve the grant of options to purchase the Company's ordinary shares to Shai Beilis, who is nominated for election as a class "A" director of the Company at the Company’s Adjourned Annual General Meeting of Shareholders to be held immediately prior to this Meeting (assuming a quorum is present), and subject to his election thereat. Details regarding this proposal are provided in the accompanying proxy statement.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat (abstentions are not counted) is necessary for the approval of this proposal.

You will be entitled to vote at the Meeting only if you are a shareholder of the Company as of the close of business on January 13, 2011.

You may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot. For those who wish to vote by proxy, a proxy card is attached to the proxy statement accompanying this notice.  The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office (7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel).  A written ballot must be submitted at least 72 hours before the time of the meeting and a proxy must be submitted at least 48 hours before the time of the meeting.

Additional details regarding the meeting are provided in the accompanying proxy statement.

By order of the Board of Directors,

/s/ Amir Loberman

Amir Loberman

Chief Financial Officer of the Company

D. MEDICAL INDUSTRIES LTD.

January 11, 2011

PROXY STATEMENT FOR AN EXTRORDINARY GENERAL MEETING OF
SHAREHOLDERS

The enclosed proxy is solicited on behalf of the board of directors of D. Medical Industries Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on February 16, 2011 at 12:30 p.m. Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 3 HaSadna St., Tirat Carmel, Israel. The telephone number at that address is +972-732-507135.

AGENDA ITEMS

The following matter is on the agenda of the Meeting:

The grant of options to purchase the Company's ordinary shares to Shai Beilis, who is nominated for election as a class "A" director of the Company at the Company’s Adjourned Annual General Meeting of Shareholders to be held immediately prior to the Meeting (assuming a quorum is present), and subject to his election thereat.

RECORD DATE

You will be entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record of the Company's ordinary shares, par value NIS 0.32 per share, at the close of business on January 13, 2011 (the “Record Date”). You will also be entitled to notice of the Meeting and to vote at the Meeting if you hold Company's ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date or which appears in the participant listing of a securities depository on that date.

QUORUM

A quorum must be present to allow a discussion of the matter on the agenda. A quorum will be present if at least one or more shareholders are present in person or by proxy holding at least 25% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day of the next week, at the same time and place. If the quorum is not present within half an hour at such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum.

There are currently 7,784,006 outstanding ordinary shares of the Company.

VOTING AT THE MEETING, SOLICITATION AND REVOCABILITY OF PROXIES

Each outstanding ordinary share is entitled to one vote upon the matter to be voted on at the Meeting.

Shareholders entitled to vote at the meeting may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot.

For those who wish to vote by proxy, a proxy card is attached. The proxy card must be received by the Company's transfer agent or at the Company's registered office in Israel (7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel) at least 48 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Please follow the instructions on the proxy card. The board of directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of the proposed resolution to be presented to the Meeting, unless you clearly vote against a specific resolution.

The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office in Israel.  A written ballot must be submitted at least 72 hours before the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of January 10, 2011, concerning: (i) persons or entities known to the Company to beneficially own 5% or more of the issued and outstanding ordinary shares of the Company; and (ii) the number of ordinary shares of the Company beneficially owned by all of our current directors and officers as a group:

Name	Number of Shares(1)	Percent of Shares(1)
Zeev Bronfeld (2)	1,051,715	13.43%
Meni Mor (3)	1,051,715	13.43%
Eyal Sheratzky (4)	1,051,715	13.43%
Shimon Cohen (5)	408,801	5.25%
I.B.I. – Amban Asset Management Ltd. (6)	Not available	More than 5%
All directors and executive officers as a group (8 persons) (7)	1,133,245	14.33%
____________
(1) Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of January 10, 2011 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Percentage ownership is based on 7,784,006 ordinary shares outstanding as of January 10, 2011. All information with respect to the beneficial ownership of a principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13G filed with the SEC or the most recent report filed in Israel.
(2) Mr. Bronfeld is a class C director of the Company. Includes 504,661 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of January 10, 2011 held directly by Mr. Bronfeld, constituting 6.66% of the Company's issued and outstanding share capital as of January 10, 2011. In view of a voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Mor and Mr. Sheratzky are also attributed to Mr. Bronfeld.

(3) Mr. Mor is a class C director of the Company. Includes 254,214 ordinary shares and 15,156 warrants to purchase ordinary shares held directly by Mr. Mor, constituting 3.45% of the Company's issued and outstanding share capital as of January 10, 2011. In view of a voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Sheratzky are also attributed to Mr. Mor.
(4) Mr. Sheratzky is a class C director of the Company. Includes 247,372 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of January 10, 2011 held directly by Mr. Sheratzky, constituting 3.37% of the Company's issued and outstanding share capital as of January 10, 2011. In view of a voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, the holdings of Mr. Bronfeld and Mr. Mor are also attributed to Mr. Sheratzky.
(5) Based on Mr. Cohen's report on Form 13G, filed with the SEC on August 19, 2010.
(6) Based on a report filed in Israel by I.B.I. - Amban Asset Management Ltd., which report does not state the amount of shares held.
(7) Includes a total of 1,011,908 ordinary shares and 121,337 options exercisable within 60 days of January 10, 2011.

MATTERS TO BE VOTED ON

A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.5770 to US$1.00, the representative rate of exchange as of January 10, 2010 as published by the Bank of Israel.

The grant of options to purchase the Company's ordinary shares to Shai Beilis, subject to his election as a class "A" director of the Company.

Mr. Beilis is nominated for election as a class "A" director of the Company at the Company’s Adjourned Annual General Meeting of Shareholders to be held immediately prior to the Meeting (assuming a quorum is present).

If elected, he will be entitled to cash compensation equal to the compensation payable to the Company's external directors, i.e. an annual compensation of NIS 19,877 (approximately US$ 5.5 thousand) and a per meeting compensation of NIS 1,151 (approximately US$300), linked to the Israeli consumer price index (or 50% and 60% thereof in the event of a written resolution or a telephonic meeting, respectively).

It is proposed that, if elected and in addition to the cash compensation set forth above, Mr. Beilis be granted 15,625 options to purchase 15,625 of the Company's ordinary shares, par value NIS 0.32 per share, under the Company's 2005 option plan, at an exercise price of NIS 25.33 per ordinary share (US$ 7.1). The options will vest on a quarterly basis in equal parts over a period of 4 years from the date Mr. Beilis is elected as a class "A" director of the Company; except that in the event of a sale of the activities of any of the Company's subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of the Company's ordinary shares at a pre-money company valuation of at least US$150 million, all of Mr. Beilis' unvested options at such time will automatically become fully vested.

The Company's audit committee and board of directors have approved this grant, subject to Mr. Beilis' election and the approval of the Meeting.

The amount of ordinary shares underlying the options proposed to be granted to Mr. Beilis constitutes less than 1% of the outstanding ordinary shares of the Company.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat (abstentions are not counted) is necessary for the approval of the grant of options to Mr. Beilis as described above.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that subject to the election of Shai Beilis as a class "A" director of the Company, Mr. Beilis be granted 15,625 options to purchase 15,625 of the Company's ordinary shares, par value NIS 0.32 per share, under the Company's 2005 option plan, at an exercise price per ordinary share of NIS 25.33. The options, which shall be subject to additional customary terms and conditions, will vest on a quarterly basis in equal parts over a period of 4 years from the date Mr. Beilis is elected as a class "A" director of the Company; except that in the event of a sale of the activities of any of the Company's subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of the Company's ordinary shares at a pre-money company valuation of at least US$150 million, all of Mr. Beilis' unvested options at such time will automatically become fully vested."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Sincerely yours, /s/ Amir Loberman —————————— Amir Loberman Chief Financial Officer of the Company